UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 5, 2023

Cascadia Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40762	86-2105250
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 2nd Avenue, Suite 1200
Seattle, Washington 98104
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (206) 436-2550

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one Redeemable Warrant	CCAIU	The Nasdaq Stock Market LLC
Shares of Class A common stock	CCAI	The Nasdaq Stock Market LLC
Redeemable Warrants	CCAIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

Furnished as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the investor presentation that Cascadia Acquisition Corp. (“Cascadia”) and RealWear, Inc. (“RealWear”) have prepared for use in connection with the Business Combination (as defined below).

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 8.01	Other Events.

Business Combination Agreement

On February 6, 2023, Cascadia and RealWear issued a joint press release announcing their entry into a Business Combination Agreement (the “Business Combination Agreement”), dated as of February 5, 2023, by and among Cascadia, CAC MergerSub, Inc. (“Merger Sub”) and RealWear. Pursuant to the Business Combination Agreement, Merger Sub will merge with and into RealWear, with RealWear surviving as a wholly-owned subsidiary of Cascadia (the “Merger”). The Merger and the other transactions contemplated by the Business Combination Agreement are referred to hereinafter as the “Business Combination.”

In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) immediately prior to the closing of the Merger (the “Closing”), the outstanding shares of each class of RealWear’s preferred stock will be converted into shares of common stock of RealWear; and (ii) at the Closing, (A) outstanding shares of common stock of RealWear will, subject to certain exceptions, be automatically converted into the right to receive shares of common stock of Cascadia (“Cascadia Shares”), (B) each of RealWear’s outstanding options will be converted into an option to purchase Cascadia Shares having substantially similar terms and conditions as such outstanding RealWear option and (C) each of RealWear’s outstanding warrants will be converted into a warrant to acquire Cascadia Shares having substantially similar terms and conditions as such outstanding RealWear warrant, in each case on the terms and subject to the conditions set forth in the Business Combination Agreement. In addition, RealWear shareholders will be entitled to receive up to an aggregate of 4,170,000 additional Cascadia Shares (the “Earn Out Shares”), contingent upon the achievement of certain stock price targets of Cascadia Shares during the five year period following the Closing (the “Earn Out Period”). The Earn Out Shares will be placed in escrow at Closing and any Earn Out Shares remaining in escrow following the expiration of the Earn Out Period will be distributed to Cascadia and promptly cancelled.

A copy of the joint press release is filed as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

There can be no assurance that the Business Combination can occur as planned or at all. Cascadia will file a Current Report on Form 8-K with a detailed description of the Business Combination Agreement, together with a copy of the Business Combination Agreement within four business days of entry into the Business Combination Agreement with the Securities and Exchange Commission (the “SEC”).

Excise Tax Liability

On January 30, 2023, Cascadia filed a definitive proxy statement (the “Proxy Statement”) for the solicitation of proxies in connection with a special meeting of Cascadia’s stockholders to be held on February 15, 2023 to consider and vote on, among other proposals, the extension (the “Extension”) of the time period Cascadia has to complete an initial business combination to August 31, 2023. As disclosed in the Proxy Statement, Cascadia may be liable to pay a 1% federal excise tax imposed under the Inflation Reduction Act of 2022 (the “Excise Tax”) in connection with redemptions by Cascadia of its shares of Class A Common Stock in connection with the Extension, the Business Combination or otherwise. To mitigate the current uncertainty surrounding the Excise Tax, Cascadia has included a statement in the press release regarding the Business Combination to notify all concerned parties that funds in trust, including any interest thereon, will not be used, now or in the future, to pay for any Excise Tax.

Important Information and Where to Find It

In addition to a Current Report on Form 8-K to be filed within four (4) business days of entry into the Business Combination Agreement, a full description of the terms of the Business Combination will be provided in a registration statement on Form S-4 to be filed by Cascadia with the SEC that will include a prospectus with respect to Cascadia’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the stockholder meeting of Cascadia to vote on the Business Combination. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Cascadia and RealWear urge their investors, stockholders, shareholders and other interested persons to read, when available, the proxy statement/prospectus as well as other documents filed with the SEC in connection with the Business Combination because these documents will contain important information about Cascadia, RealWear and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Cascadia as of a record date to be established for voting on the proposed Business Combination. Once available, stockholders of Cascadia will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Cascadia Acquisition Corp., 1000 2nd Ave., Suite 1200, Seattle, Washington 98104, Attn: Secretary. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Cascadia and RealWear and their respective directors, executive officers, other members of management, and employees may, under SEC rules, be considered participants in the solicitation of proxies of Cascadia’s stockholders with respect to the potential Business Combination described in this Current Report on Form 8-K. Information about the persons who may, under SEC rules, be deemed to be participants in the solicitation of Cascadia’s stockholders in connection with the potential Business Combination will be set forth in Cascadia’s registration statement on Form S-4 containing the preliminary proxy statement/prospectus when it is filed with the SEC. Such stockholders will be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Cascadia Acquisition Corp., 1000 2nd Ave., Suite 1200, Seattle, Washington 98104, Attn: Secretary.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy the securities of Cascadia or RealWear, nor will there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Cascadia and RealWear, the likelihood and ability or timing of the parties to successfully consummate the Business Combination, any anticipated future results and benefits of Cascadia and RealWear following the Business Combination, including future opportunities for Cascadia and RealWear, and other statements that are not historical facts. These statements are based on the current expectations of Cascadia’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Cascadia and RealWear. These statements are subject to a number of risks and uncertainties regarding Cascadia’s and RealWear’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement, including the ability to obtain a specified level of financing within the timeframe set forth in the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of Cascadia or shareholders of RealWear for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Cascadia and RealWear; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of RealWear to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Cascadia’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; the acceptance of micro-display-based personal or near-eye displays in the market of mobile displays; the advancement in technology by other companies, including micro-displays, mobile computing electronics and operating systems; the issuance of patents from RealWear’s currently pending or future patent applications; the sufficiency in scope and strength of RealWear’s existing or future patents; the access of RealWear to third-party platforms or technologies on terms acceptable to it; and those factors discussed in Cascadia’s most recent Annual Report on Form 10-K and other filings with the SEC. There may be additional risks that Cascadia presently does not know or that Cascadia currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Cascadia’s expectations, plans or forecasts of future events and views as of the date of this communication. Cascadia anticipates that subsequent events and developments will cause Cascadia’s assessments to change. However, while Cascadia may elect to update these forward-looking statements at some point in the future, Cascadia specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Cascadia’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Investor Presentation

99.2	Press Release, dated February 6, 2023

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 6, 2023	CASCADIA ACQUISITION CORP.

	By:	/s/ Jamie Boyd
	Name:	Jamie Boyd
	Title:	Chief Executive Officer

Investor Presentation February 2023 Exhibit 99.1

This presentation is being provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Cascadia Acquisition Corp. ("CCAI") and RealWear, Inc. ("RealWear"), and related transactions and for no other purposes. This presentation does not purport to contain all of the information that may be required to evaluate a possible transaction. This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. This presentation is being made for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any securities of CCAI in any jurisdiction where the offer or sale is not permitted. The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves of and observe any such restrictions. The recipient acknowledges that it is (i) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (ii) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, rule 10b-5 hereunder. This presentation and the information contained herein constitutes confidential information, is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of CCAI and RealWear and is intended for the recipient hereof only. Forward-Looking Statements Certain statements in this presentation may constitute “forward-looking statements” for purposes of the federal securities laws. CCAI’s forward-looking statements include, but are not limited to, statements regarding its or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: CCAI’s ability to complete its initial business combination; CCAI’s ability to leverage the relationships and expertise of its affiliates, including Cascadia Capital; CCAI’s ability to select an appropriate target business or businesses; The expansion of CCAI’s focus industries and the opportunities presented by secular growth trends and technology disruptions affecting those industries; The potential growth opportunities of target businesses; CCAI’s future financial performance or returns on investment; and The ability of CCAI’s management team to generate potential acquisition opportunities. The forward-looking statements contained in this presentation are based on CCAI’s current expectations and beliefs concerning future developments and their potential effects on CCAI. There can be no assurance that future developments affecting CCAI will be those that CCAI has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond CCAI’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of CCAI’s assumptions prove incorrect, actual results may vary in material respects from those contemplated or anticipated by these forward-looking statements. CCAI cautions you therefore against relying on these forward-looking statements. Moreover, neither CCAI nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. CCAI undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Certain data in this presentation was obtained from various external sources, and neither CCAI or RealWear has not verified such data with independent sources. Accordingly, CCAI and RealWear do not make any representations regarding the accuracy or completeness of the data or undertake any obligation to update such data from the date of this presentation. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsements of CCAI or RealWear. Disclaimer

Financial Information The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus or registration statement to be filed by CCAI with the Securities and Exchange Commission (the “SEC”), and such differences may be material. In particular, all RealWear projected financial information included herein is preliminary and subject to risks and uncertainties. Any variation between RealWear’s actual results and the projected financial information included herein may be material. Important Information About the Proposed Business Combination and Where to Find It In connection with the proposed business combination, CCAI intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”) with the SEC, which will be distributed to holders of CCAI’s common stock in connection with CCAI’s solicitation of proxies for the vote by CCAI’s stockholders with respect to the proposed business combination and other matters as described in the Registration Statement. CCAI will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders are urged to read the proxy statement, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about CCAI, RealWear and the proposed business combination. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by CCAI through the website maintained by the SEC at http://www.sec.gov, or by directing a request to CCAI at 1000 2nd Ave. Suite 1200, Seattle, Washington 98104. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense. Participants in the Solicitation CCAI and RealWear and their respective directors, executive officers, other members of management, and employees may, under SEC rules, be considered participants in the solicitation of proxies of CCAI's stockholders with respect to the potential business combination. Information about the persons who may, under SEC rules, be deemed to be participants in the solicitation of CCAI's stockholders in connection with the potential business combination will be set forth in CCAI's registration statement on Form S-4 containing the preliminary proxy statement/prospectus when it is filed with the SEC. Such stockholders will be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available free of charge at the SEC's website at www.sec.gov or by directing a request to: Cascadia Acquisition Corp., 1000 2nd Ave., Suite 1200, Seattle, Washington 98104, Attn: Secretary. No Offer or Solicitation This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and does not constitute an offer to sell or a solicitation of an offer to buy the securities of CCAI or RealWear, nor will there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of the Securities Act. Disclaimer (cont’d)

RealWear’s executive team is accomplished and highly experienced in operating successful businesses Cascadia Acquisition Corp’s executive team is deeply experienced in capital markets and transactions Andrew Lee Chief Financial Officer Over 18 years of experience Chief Financial Officer at RealWear Former CFO at Ryonet Corporation Previously worked as a senior auditor at Adventist Health Director and Audit Committee Chair at Amplitech (NAS: AMPG), a publicly traded company RealWear, Inc. Executive Team Andrew Chrostowski Chairman & Chief Executive Officer Over 39 years of experience Chairman and CEO of RealWear; previously served as an advisor and COO Prior to RealWear, worked at Hitachi, Pfizer, Energizer, Goodrich Sensor, UTC Aerospace Systems, and Scott Safety Served 9 years in the United States Air Force Michael Butler Chairman of the Board Over 36 years of experience Chairman of Cascadia Acquisition Corp. Co-founder, Chairman and CEO of Cascadia Capital Former Managing Director at Lehman Brothers responsible for Global Equity Sales and Equity Syndication Prior to Lehman, principal with Morgan Stanley responsible for divisional Global Product and Risk Management Jamie Boyd Chief Executive Officer Over 22 years of experience Chief Executive Officer of Cascadia Acquisition Corp. Managing Director at Cascadia Capital focused on Robotics, Automation, Artificial Intelligence, and Energy & Applied Technology Former lawyer practicing Corporate and M&A law with Dechert LLP, with prior experience at Colliers International Cascadia Acquisition Corp. Executive Team Today’s Presenters

Category creating industrial wearable computer empowering frontline workers via a human-centric technology solution The RealWear Vision

Assisted reality is defining the next frontier... … to engage, empower and elevate the modern frontline worker … by creating an ecosystem through a combination of device technology, software and content depth… Enter the Empowered Workforce, by RealWear

RealWear in Action



RealWear Introduction
realwear
Our innovative industrial strength assisted reality solution is designed to truly elevate the frontline worker

CLICK TO PLAY

www.vimeo.com/796043387/aa7760d972



RealWear in the Field

CLICK TO PLAY

www.vimeo.com/796111869/aa5acfc196

7

RealWear Snapshot

Company Overview

- RealWear provides industrial-strength assisted reality for frontline workers
- Global footprint in Europe, Asia, and the U.S.
- ESG-enabled(1) through virtual collaboration and reduced travel requirements

Flagship Products


realwear

RealWear Navigator® 520



HMT-1Z1®

realwear Cloud

Key Statistics

$60+B
2027E SAM(2)

$20.5M
2022A Revenue(3)

63%
2022A Gross Margin(3)

70,000+
Units Deployed

5,000+
Customers

50
Patents granted with additional patents pending(4)

Key Investors

Columbia Ventures Corporation, Foundry Group, Kopin, Qualcomm Ventures, Teradyne

Blue Chip Customers

Baker Hughes, Colgate-Palmolive, Ford, J&J, Siemens, Volkswagen

(1) Reduce emissions from traveling through ability to connect experts remotely to frontline workers
(2) ABI Research (Q4 2022)
(3) RealWear 2022 unaudited financials
(4) U.S. and international

8

Also on Board of Directors Dr. Chris Parkinson Co-Founder & Chief Technology Officer Rama Oruganti Chief Product Officer Andrew Lee Chief Financial Officer Andrew Chrostowski Chairman & Chief Executive Officer Sarah Petrone Chief People Officer Ken Lustig Co-Founder & Senior Vice President Corporate, Legal Affairs Public Company Ready Management Team

RealWear Investment Thesis

Investment Themes		Exceptional Investment Merits
1	**Scaled, category-creating platform**	» A leader in head-mounted tablets for the modern frontline worker » Established market leadership in challenging industry verticals
2	**Large and inflecting TAM**	» Facing large, growing market with post pandemic tailwinds » Addressing demographic skills gap for industrial workers » Accelerating industry adoption driven by expanding number of use cases
3	**Blue Chip customer validation**	» Fortune 100 global customers » Over 70,000 units in field delivering tangible return on investment ("ROI")
4	**Technology leadership and robust product roadmap**	» Unique combination of differentiated hardware, and cloud software open application ecosystem backed by strong IP portfolio » Multiple growth vectors, including new product platforms, and expanding cloud capabilities
5	**Accelerating growth and proven business model**	» Demonstrated ability to grow rapidly while maintaining strong margins » 2022 unaudited ~63% gross margin – in line with scaled software businesses and poised to expand through increasing software mix
6	**Management team with the expertise to deliver**	» Visionary leadership with expertise in safety, voice-control, wearables, and UX. » Proven ability to scale high-growth businesses

10

Empowering a Workforce

CASCADIA ACQUISITION CORP | realwear

Future-Focused, Connected Solution

Problem



~$1.3M cost per hour on average for industrial downtime[(1)]



Need for training and upskilling workforce



Disparate and decentralized workforces


INFILTRATING SECURE NETWORKS

Lack of connected data

>

RealWear Solution

- Simplified Video Collaboration
- Hands-Free Voice Control
- Intuitive, Easy to Use, Human-Centric and Frictionless
- Enables Connected Knowledge Transfer
- Supported by Robust Partner Ecosystem

(1) Source: Forbes – Unplanned Downtime Costs More Than You Think, MarketScale – What's The True Cost Of Machine Downtime

12

Solution Founded in a Sizeable Market TAM

Growing Market Demand Exceeding $129bn(1)



Wearables Market TAM & SAM+
2022
~$23 bn
Market TAM
~$9 bn
Market SAM
41% CAGR
2027
~$129 bn
Market TAM
~$61 bn
Market SAM

» Total Addressable Market ("TAM") represents total spend in the wearables industry

» Serviceable Addressable Market ("SAM") considers spend in wearables industry where manual labor can be enhanced by devices

» Secular trends such as labor shortages, reduced travel and automation efficiencies accelerate industry growth

(1) ABI Research (Q4 2022)

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Chemical Construction Industry Manufacturing Automotive Oil & Gas Power & Utilities Transportation, Logistics & Audit Food & Beverage Pharmaceuticals 41 of the Fortune 100 companies are RealWear customers With Global Adoption Across Industries

Product Overview

Category Defining Technology

Unique **voice enablement** and **voice recognition** in **high noise** environments

Fully ruggedized for demanding environments

Premier **modular design** enhancing capabilities through a variety of accessories

Globally certified, intrinsically safe[1] head mounted tablet

Hands-free user experience made available via integrated suite of applications offer by **100+ partners**

Video-and cloud-enabled, connected and secure

Broad and **well-defined IP protection,** including modular camera and display design

RealWear's **technology moat** creates a **sustainable competitive edge**

(1) ATEX Zone 1, ECEx Zone 1, and CSA C1-D1

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2008 2011 2010 2014 2018 2017 2021 HMT-1® HMT-1Z1® 2012 Flagship Products Built on 15+ Years of R&D 2013 RealWear Navigator® 500 2022 RealWear Cloud 2022 RealWear Navigator® 520 Active product suite

CASCADIA ACQUISITION CORP | realwear

Showcasing the Company's In-Demand Products

RealWear Navigator® 500 Series

RealWear Navigator® 500



- **Modular 48MP camera sensor** stunning even in low light setting
- **Drop tested, dust tight and water resistant** for challenging work environments including extreme heat up to 122°F / 50°C
- **Superior noise cancellation** with 4 microphones for hands-free use
- **Hot-swappable battery** for full shift use

RealWear Navigator® 520



- **Enhanced Viewability**: With a larger eyebox and eye relief than the Navigator® 500, RealWear has made it even easier to view
- **Bigger**: See more of your surroundings on a 20% larger screen
- **Sharper**: View text, images, and schematics in even more detail with 2x the resolution, thanks to the new 720p HD display
- **Bolder**: See bolder, brighter colors for a more pleasant viewing experience



Free Your Hands®: With advanced voice performance and superior noise cancellation, you can use your device hands-free even in noisy environments (up to 100 dBA)

RealWear Cloud

realwear Cloud

RealWear Cloud is a software offering designed to empower IT and business operations to easily control and **manage** their entire **RealWear device fleet from one easy-to-use interface**

You can **streamline updates** and deployments of devices, analyze and utilize device data and provide **real-time technical support** to frontline workers





RealWear Cloud provides the ability to update firmware on a fleet of units all at once, analyze which apps are best utilized, and saves time and money - helping **get the most ROI out of RealWear equipment**

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Designed for Purpose and Performance

HMT-1® & RealWear Navigator® 500/520



63k+

Cumulative Unit Sales[1]

Key Components:

- HD camera with barcode reader
- Four microphones and integrated speaker
  - HD, flexible environment display, maintains situational awareness
- Powerful processor and memory
- Battery
- Connectivity

Automotive	Manufacturing	Food & Beverage
Critical global automotive OEMs	Multinational manufacturers serving diverse end-markets	Fortune 500 vertically integrated companies

HMT-1Z1® Hazardous Environments Variant



7k+

Cumulative Unit Sales[1]

Differentiators from HMT-1®:

- Intrinsically safe – by design for most working conditions
- Certifications[2]:

Oil & Gas	Chemical	Natural Resources[3]
Key companies transforming safety	Multinational chemical manufacturing with global footprints	Global leaders across solar, wind and mining

Array of value-add, modular accessories, including earbuds, mounts, batteries, thermal camera and modems

(1) HMT-1®, RealWear Navigator® 500, RealWear Navigator® 520 cumulative sales since 2017; HMT-1Z1® cumulative sales since 2018
(2) ATEX certification is given to equipment that has been proven safe in certain explosive atmosphere environments as a result of rigorous testing outlined by EU directives
(3) Natural resources encompasses customers in mining and renewable energy segments

19

RealWear Navigator® 500 Series: Feature Highlights

Works with more PPE than other head-worn devices



Stunning, modular 48MP camera sensor even in low light settings



Drop tested, dust tight and water resistant for challenging work environments including extreme heat up to 122°F / 50°C





Hot-swappable battery for full shift use



Superior noise cancellation with 4 microphones for hands-free use



Clear, vibrant display, that views like a 7" screen



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Integrated With Applications from Ubiquitous Software Partners

RealWear Platform

HMT-1®, HMT-1Z1®, RealWear Navigator® 500, RealWear Navigator® 520 and **RealWear Cloud**

Proprietary HMT technology and Cloud Platform software

Video Conferencing

Cisco, Microsoft Teams, zoom

Customer engagement with core applications optimized for use with RealWear device technology

Voice-Enabled Applications

Access to **more than 100+ partners offering voice-optimized applications** through RealWear HMT

Autodesk Construction Cloud, IBM, ptc, TeamViewer Frontline

Value-add applications supplement RealWear's open application platform; enhance customer experience

RealWear Benefits

- Collaboration creates unique, durable value-add for customers
- Customized, innovative and optimized software for integrated RealWear ecosystem
- Expands customer reach through global partner network; facilitates customer expansion

21

Well-established technology partnerships with and > Extensive end market and geographic reach complementing RealWear’s sales efforts Provide bundled capabilities for customers requiring custom capability suites Distributors Traditional Resellers Global Systems Integrators Two-Tier Distribution Ecosystem via Established Partnerships Value-Added Resellers Global customer relationships yielding successful product rollout services while opening additional sales channels

Translating Into Tangible Customer ROI

Customer	**Vertically Integrated Food & Beverage Manufacturer**	**Fortune 100 Multinational Oil & Gas Company**	**Leading German Based Automobile Manufacturer**
Challenge	» Streamline production facilities and improve uptime	» Distributed workforce and production locations	» Visual instruction for remote technicians
RealWear Solution	» Devices deployed across all U.S. factories; customized Microsoft Teams	» Remote collaboration with customized Zoom	» Custom software and remote mentoring
Impact	» Improved reseller support » Travel cost savings » Reduced production downtime	» 40x+ ROI(1) per rig to optimize upstream production, downstream operations, and asset maintenance, troubleshooting and repair » Significant travel reduction by subject matter experts	» Travel cost savings; resulting in a 7x+ ROI(3) by year 3 » Significant CO_2 reduction » Improved repair efficiency » Increased customer satisfaction via immediate troubleshooting

Key Benefits Across Customer Profiles

- » **4x less likely to fail** versus non-rugged computers[2]
- » **Real-time information**
- » **Mature industrial platform** offering on market
- » **~30 – 50% reduced training time**[3]
- » **~40 – 70% lower TCO**[4]
- » **Safety and reliability** in extreme environments
- » **Low failure rate** relative to non-rugged solutions

(1) Management estimates based on customer feedback
(2) VDC Research (December 2020)
(3) Represents average findings across use cases
(4) Cost of ownership evaluated based on RealWear study evaluating upfront acquisition costs, deployment costs, ongoing support costs and the impact on productivity due to device failures

23

Technology Driven Growth

Next-generation intrinsically safe device and new AI- enabled software and cloud solutions Greater value capture from customers using improved device technology and holistic Foresight cloud offering New light device technology and expansion of Cloud Platform (user analytics) Expansion of addressable markets including logistics, warehousing, prosumer, medical Increased customer engagement with the latest product releases leading to removal of friction Impact of the RealWear Navigator® 520, Cloud Platform, and Thermal capability launches Machine vision implementation for AI assistance and integration with systems of record Optimized customer satisfaction with an optimized usage experience for the frontline worker Technology Roadmap 2023 2024 and Beyond

RealWear Cloud: Sophisticated Administration for Deployments at Scale

Cloud Dashboard

Streamline Updates and Deployments

Centrally track all deployments and track service status

Unlock ROI

Unified dashboard enables total control of your fleet

Protect Company Data

Remotely lock or wipe device data



Workspace Dashboard
Applications
Groups
Announcements

Provide Real-Time Tech Support

Remotely identify, diagnose and fix device issues quickly

Analyze Device & App Usage

Optimize operational efficiency and trends

Commentary

» RealWear's Cloud Platform was introduced in August 2022 with strong market receptivity

» All new product sales come bundled with the Cloud and customers are trained to buy this way per the guidance of the sales team

» The Cloud adds a recurring revenue component to the business opening a new avenue of growth and a strong supporting base to existing operations

» The Cloud Platform removes friction in operating RealWear devices including making it easier to manage, maintain, and support a deployed fleet

- – As an example, an administrator can push over-the-air updates to a fleet of devices with a singular action as opposed to without the Cloud, where each individual user would have to manually update their device

» Another benefit to RealWear Cloud is remote diagnostics as the Platform can quickly diagnose and troubleshoot issues reducing downtime and improving the performance of the device

» The next generation of the Cloud Platform will assist in further user analytics, integrating record systems and implement an AI assistant to optimize the frontline worker's user experience

26

Financial Performance

RealWear Financial Highlights

$20.5m
2022A Revenue[1]

63%
2022A Gross Margin[1]

70,000+
Units Deployed-to-Date

Market and Customer Traction
70,000+ units deployed to-date to some of the world's largest companies, including many global Fortune 100 customers

Proven Path of Growth
Demonstrated ability to grow rapidly while maintaining strong margins

Significant White Space with Existing Customers
Land-and-expand strategy extensible across 5,000+ customers on-boarded in last 5 years

Capital Efficient Business Model
Strong free cash flow generation potential demonstrating scalable, asset-light platform

(1) RealWear 2022 unaudited financials

28

Momentum to Extend Market Leadership

	2019	2022
Revenue Base	Hardware Only	Hardware + Cloud
Sales Reach	Direct Sales Force	Worldwide Channel Network
Customers w/ 100+ Units	2	70+
Customers w/ 1,000+ Units	0	2
ISV Partnerships	Small, Specialized	Microsoft, Zoom, TeamViewer
Largest Deployment	400 Units	3,500 Units


2019A
2022A
Revenue
13.8% CAGR
$13.9M(1)
$20.5M(2)

(1) *RealWear 2019 audited financials*
(2) *RealWear 2022 unaudited financials*

Key Points

- RealWear has **improved several aspects of their operations** resulting in a **substantially improved business**
- These efforts have paid off as evidenced by the **increase in customers**
- **Revenue** has correspondingly grown at a healthy clip of **13.8% CAGR from 2019 to 2022**
- RealWear is positioned to continue this **momentum**

29

Operational Efficiency Yields a Superior Margin Profile

63% 2022A Gross Margin(1)

Supply Chain Strategy

- Leverage contract manufacturing
- Well-managed and experienced Chinese contract manufacturer providing ground level quality control
- 3PL to manage the efficient movement of product to customers

S&OP Discipline

- Champion financial discipline using cost-effective components for the respective devices
- Cost down checks keeps manufacturer margins in line

RealWear Delivers

95.9% on-time shipping

1.9% field rate of return

(1) RealWear 2022 unaudited financials

30

RealWear Outperforms Public Comparable

Revenue Outperformance

RealWear has **outperformed Vuzix revenue by 2.4x** for the 2018 - 2022 period



Outperformance (%) (1)
RealWear v. VUZI Revenue Delta
7.4%
92.2%
136.0%
76.8%
178.0%
305.0%
214.7%
113.2%
88.7%
42.8%
1H-2018
2H-2018
1H-2019
2H-2019
1H-2020
2H-2020
1H-2021
2H-2021
1H-2022(2)
2H-2022(2)

Gross Margin

RealWear gross margins **consistently 3.0x – 5.0x higher**



VUZI
RealWear
Gross Margin (%)
60%
62%
62%
62%
65%
65%
67%
67%
62%
64%
20%
24%
5%
-148%
19%
15%
24%
13%
19%
27%
1H-2018
2H-2018
1H-2019
2H-2019
1H-2020
2H-2020
1H-2021
2H-2021
1H-2022(2)
2H-2022(2) (3)

Industrial design-thinking, disciplined product development processes, robust vendor partnerships, and flexible manufacturing strategies have allowed RealWear to consistently and significantly top its public competitor

(1) Calculated as percentage difference of RealWear versus Vuzix revenue performance over the relative period
(2) RealWear 2022 unaudited financials
(3) VUZI figures represent the mean projections reported by covering research analysts (BTIG, Craig-Hallum, Dawson James)
Source, unless otherwise noted: RealWear: audited financials; Vuzix Corporation (NasdaqCM: VUZI): public filings

31

Transaction Overview

Business Combination Summary

Illustrative Sources and Uses (US$ millions)

Proposed Sources		Proposed Uses	
Rollover Equity	$323.0	Rollover Equity	$323.0
Estimated Cash in Trust[(1)]	150.0	Cash to Balance Sheet	170.0
Estimated PIPE Proceeds	35.0	Illustrative Transaction Costs	15.0
Total Sources	**$508.0**	**Total Uses**	**$508.0**

Pro Forma Enterprise Value (US$ millions)

Share Price	$10.00
Pro Forma Shares (million)	54.55
Equity Value	**$545.5**
(–) Cash to Balance Sheet	170.0
(+) Net Debt[(3)]	-
Enterprise Value	**$375.5**

Summary Points (US$)

Assumptions

- Rollover Equity valued at ~$323 million
- Assumes no redemptions from trust at close
- PIPE figure represents estimated additional financing
- Transaction costs represent estimated fees to advisors

Implied Pro Forma Capitalization

- Pro Forma Enterprise Value of ~$376 million
- Existing shareholders expected to own ~59% of the business at close, prior to earnout
- Use of proceeds expect to fund strategic growth and corporate initiatives

Illustrative Pro Forma Ownership[(2)]



27.5%
6.9%
6.4%
59.2%
CCAI Public Shareholders
CCAI Sponsor
PIPE Shareholders
RealWear Rollover Equity

(1) Assumes no redemptions by CCAI's existing public shareholders in connection with the business combination
(2) Ownership excludes CCAI warrants and RealWear earnout shares
(3) Transaction presented on a cash-free, debt-free basis

33

Risk Factors

Risks Related to Our Business We have incurred net losses since our inception and may continue to incur losses The widespread outbreak of an illness or any other communicable disease, or any other public health crisis, including the COVID-19 pandemic, could adversely affect our business, results of operations and financial condition We operate in a highly competitive market and the size, resources and brand name of some of our competitors may allow them to compete more effectively than we can, which could result in a loss of our market share and a decrease in our revenue and profitability Our lack of long-term purchase orders and commitments from our customers may lead to a rapid decline in our sales If we do not effectively maintain and further develop our sales channels for our products, including developing and supporting our resellers, distributors and retail sales channels, our business could be harmed Our products require ongoing research and development and we may experience technical problems or delays, which could lead our business to fail We depend on advances in technology by other companies and if those advances do not materialize, some of our anticipated new products could be delayed or cancelled If micro-display-based personal or near-eye displays do not gain greater acceptance in the market for mobile displays, our business strategy may fail Product quality issues and a higher-than-expected number of warranty claims or returns could harm our business and operating results Our products could likely experience declining unit prices and we may not be able to offset that decline with production cost decreases or higher unit sales Our products could infringe on the intellectual property rights of others Our intellectual property rights and proprietary rights may not adequately protect our products The process of seeking patent protection can be time consuming and expensive and we cannot be certain that patents will be issued from currently pending or future patent applications or that our existing patents or any new patents that may be issued will be sufficient in scope and strength to provide meaningful protection or any commercial advantage to us If we lose our rights under our third-party technology licenses, our operations could be adversely affected Our business depends in part on access to third-party platforms or technologies, and if the access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change without notice to us, our business and operating results could be adversely affected Our use of open source software could negatively affect our ability to sell our products and could subject us to possible litigation Our dependence on sales to resellers, and distributors increases the risks of managing our supply chain and may result in excess inventory or inventory shortages We may lose the services of key management personnel and may not be able to attract and retain other necessary personnel Risks Related to Manufacturing We outsource to third parties certain supply-chain logistics functions, including portions of our product distribution, transportation management and information technology support services Risks Related to Our Common Stock The rights of holders of common stock may be impaired by the possible future issuance of additional preferred stock We have not paid dividends in the past and do not expect to pay dividends in the future on our common stock Our stock price may be volatile in the future There is uncertainty regarding the exclusive forum clause in our amended and restated bylaws Risk Factors Note: “we”, “us” or “our” refers to RealWear

General Risk Factors Our future growth and profitability may be adversely affected if our marketing initiatives are not effective in generating sufficient levels of our product and brand awareness If we fail to keep pace with changing technologies or are unable to anticipate customer preferences, our business and results of operations may be materially adversely affected Our business and products are subject to government regulation and we may incur additional compliance costs or, if we fail to comply with applicable regulations, may incur fines or be forced to suspend or cease operations Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain materials used in the manufacturing of our products If our customers are not satisfied with our technical support, firmware or software updates on some of our products, they may choose not to purchase our products, which would adversely impact our business and operating results Our operating results may be adversely impacted by worldwide political, economic and public health uncertainties and specific conditions in the markets we address Our results of operations may suffer if we are not able to successfully manage our increasing exposure to foreign exchange rate risks Due to our significant level of international operations, including the use of foreign suppliers and contract manufactures, we are subject to international operational, financial, legal, political and public health risks which could harm our operating results We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act or similar anti-bribery laws in other jurisdictions in which we operate We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets If significant tariffs or other restrictions are placed and maintained on Chinese imports or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed Changes in trade policy in the United States and other countries, including changes in trade agreements and the imposition of tariffs and the resulting consequences, may have adverse impacts on our business, results of operations and financial condition Any significant disruption to our ecommerce business could result in lost sales We collect, store, process and use our customers’ personally identifiable information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, information security and data protection. Any cybersecurity breaches or our actual or perceived failure to comply with such legal obligations by us, or by our third-party service providers or partners, could harm our business Cybersecurity risks could adversely affect our business and disrupt our operations If our information technology security systems were infiltrated and confidential and or proprietary information were taken, we could be subject to fines, lawsuits and loss of customers Our failure to effectively manage growth could harm our business Our facilities and information systems and those of our key suppliers could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on our business operations We do not control our component suppliers, service providers and contract manufacturers or currently require them to comply with a formal code of conduct, and actions that they might take could harm our reputation and sales We rely on third-party suppliers, some of which are sole-source suppliers, to provide components for our products which may lead to supply shortages, long lead times for components, and supply changes, any of which could disrupt our supply chain, may increase our costs, and we may be unable to meet the demands of our customers and end-users on a timely basis Additional stock offerings in the future may dilute then existing stockholders’ percentage ownership of our company If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected We may be unable to successfully integrate new strategic acquisitions and investments, which could materially adversely affect our business, results of operations and financial condition Risks Related to Becoming a Public Company We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives We are an “emerging growth company” and a “smaller reporting company” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud Changes in accounting rules and regulations, or interpretations thereof, could result in unfavorable accounting charges or require us to change our compensation policies Provisions in our proposed charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management Risk Factors (cont’d) Note: “we”, “us” or “our” refers to RealWear

Our proposed certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees Risks Related to the Business Combination Each of CCAI and RealWear will incur significant transaction costs in connection with the Business Combination The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the merger agreement may be terminated in accordance with its terms and the Business Combination may not be completed There is no assurance that a stockholder’s decision whether to redeem its shares for a pro rata portion of CCAI’s trust account will put the stockholder in a better future economic position A market for the post-combination company’s securities may not develop or be sustained, which would adversely affect the liquidity and price of CCAI’s securities There can be no assurance that the post-combination company’s securities will be approved for listing on the Nasdaq Capital Market (“Nasdaq”) or that the post-combination company will be able to comply with the continued listing standards of the Nasdaq CCAI directors and officers may have interests in the Business Combination different from the interests of CCAI stockholders CCAI may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to the holders of CCAI warrants, thereby making such warrants worthless Further, even if the Business Combination is completed, there can be no assurance that RealWear’s warrants will be in the money during their exercise period, and they may expire worthless If CCAI seeks stockholder approval of the Business Combination, its sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of CCAI’s Class A common stock or warrants If CCAI seeks stockholder approval of the Business Combination, its sponsor, officers and directors have agreed to vote in favor of such Business Combination, regardless of how its public stockholders vote The ability of CCAI stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock CCAI is not required to obtain an opinion from an independent investment banking firm or from an independent accounting firm, and consequently, its stockholders may have no assurance from an independent source that the price it is paying for the business is fair to CCAI from a financial point of view Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination CCAI’s and RealWear’s ability to consummate the Business Combination, and the operations of the post-combination company following the Business Combination, may be materially adversely affected by the recent coronavirus (COVID-19) pandemic Changes in laws or regulations, or a failure to comply with any laws or regulations, may adversely affect our business, investments and results of operations Risk Factors (cont’d) Note: “we”, “us” or “our” refers to RealWear

Thank you

Exhibit 99.2

RealWear, Inc. has entered into an agreement to become a publicly traded company via a business combination transaction with Cascadia Acquisition Corp.

•

RealWear’s platform empowers frontline professionals via a human-centric technology solution comprised of voice-driven and hands-free wearable computers, cameras, and accessories, as well as robust cloud and data service offerings

•	RealWear has developed an industrial-focused ecosystem of independent software vendors

•	RealWear has 5,000+ end-user customers with 70,000+ units deployed[i]

•	RealWear has substantial historical revenue with a strong gross margin profile

•	RealWear’s pre-transaction equity valued at $323 million

SEATTLE, WA and VANCOUVER, WA – February 6, 2023 – RealWear, Inc. (“RealWear” or the “Company”), a leading industrial wearable technology solution company, and Cascadia Acquisition Corp. (NASDAQ: CCAI) (“CCAI”), a publicly-traded special purpose acquisition company, have entered into a definitive business combination agreement that is expected to result in RealWear becoming a publicly traded company.

Upon closing of the proposed transaction, the combined company will be named RealWear, Inc. and is expected to trade on the Nasdaq.

RealWear provides wearable assisted reality solutions to frontline professionals to engage, empower, and elevate the modern industrial worker to be more efficient and perform work tasks more safely and with precision. The Company’s assisted reality tools enable frontline professionals to view, communicate and share documents, diagrams, photos, and video, all while keeping their hands and field-of-view free for the work. As a full-stack offering, RealWear’s SaaS-based cloud platform provides advanced data analytics and real-time technical support to help IT and operations leaders streamline updates and accelerate scaled deployments. With its ruggedized design, form factor and unique modular platform, RealWear devices, including the RealWear Navigator® wearable series, are designed to withstand and perform in the harsh, often challenging environments regularly faced by modern frontline professionals.

Investment Highlights

•	Scaled, Category-Creating Platform: Established market leader for modern frontline professionals

•	Large TAM: Rapidly expanding market TAM with anticipated 41% CAGR (2022-2027)ii

•	Blue Chip Customer Validation: 41 of the Fortune 100 are RealWear customers

•	Efficient Business Model: 2022 Gross Marginiii of 63% poised to expand through increasing emphasis on cloud platform

Management Commentary

“RealWear’s mission is to engage, empower, and elevate frontline professionals around the world and across industries to increase productivity and enhance safety,” said Andrew Chrostowski, Chairman and CEO of RealWear. “This combination with CCAI will accelerate our ability to deliver new assisted reality products, services, and solutions at scale that transform the way people work today, tomorrow and into our sustainable future.”

Jamie Boyd, Chief Executive Officer of CCAI, said, “CCAI was established with the intention of identifying and partnering with businesses that are utilizing technology and innovation to disrupt industry in sizable and expanding markets. RealWear perfectly fits these criteria, and we are thrilled to partner with them and add value by strengthening their financial position in pursuit of growth initiatives across product, customer, geography and industry initiatives.”

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Transaction Summary

The boards of directors of RealWear and CCAI have both unanimously approved the transaction, which is expected to be completed in the second half of 2023. The transaction will require the approval of the shareholders of both RealWear and CCAI and is subject to other customary closing conditions identified in the business combination agreement. In connection with the execution of the business combination agreement, a sufficient number of RealWear shareholders have agreed to vote or consent to approve the proposed business combination prior to the closing.

The combined company is expected to have a post-transaction enterprise value of $375.5 million (assuming no redemptions of CCAI public shares by CCAI public stockholders through the closing of the business combination). CCAI currently has $150 million of cash in trust. Cash proceeds to the combined company upon closing of the transaction are expected to consist of remaining cash in trust following any redemptions of CCAI public shares by CCAI public stockholders through the closing of the business combination and up to $35 million of additional financing.

The net proceeds raised from the proposed transaction will be used to support RealWear’s strategic growth and corporate initiatives comprised of hiring additional team members for product development and cloud engineering, expanding contract manufacturing capabilities, accelerating sales channel penetration, and pursuing additional industry verticals.

Current RealWear shareholders will roll 100% of their existing share holdings into equity of the combined company. Shares of CCAI Class A common stock and Class B common stock will automatically convert into common stock of the combined company on a one-for-one basis.

For an investor presentation, please see the Current Report on Form 8-K filed today with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about the proposed transaction will be described in CCAI’s registration statement on Form S-4 (the “Registration Statement”) relating to the business combination, which it will file with the SEC.

CCAI Extension

As previously announced, CCAI intends to hold a special meeting on February 15, 2023 to consider and vote on, among other proposals, the extension of the time period CCAI has to complete an initial business combination to August 31, 2023. As disclosed in the proxy statement regarding the special meeting, CCAI may be liable to pay a 1% federal excise tax imposed under the Inflation Reduction Act of 2022 in connection with redemptions by CCAI of its shares of Class A common stock in connection with the extension, the business combination or otherwise. To mitigate the current uncertainty surrounding the excise tax, CCAI is notifying all concerned parties that funds in trust, including any interest thereon, will not be used, now or in the future, to pay for any excise tax imposed under the Inflation Reduction Act.

Advisors

Cascadia Capital, LLC is serving as financial advisor and Perkins Coie is serving as legal advisor to CCAI. Latham & Watkins is serving as legal advisor to RealWear.

About RealWear, Inc.

RealWear® is the world’s leading provider of assisted reality wearable solutions that engage, empower, and elevate the modern frontline industrial worker to perform work tasks more safely, and with increased efficiency and precision. RealWear gives these workers real-time access to information and expertise, while keeping their hands and field of view free for work. RealWear is field proven with world-class customers around the world.

1000 SECOND AVENUE, SUITE 1200

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About Cascadia Acquisition Corp.

Cascadia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more businesses. CCAI is sponsored by an affiliate of Cascadia Capital, LLC, an investment banking financial advisor to entrepreneurs, boards of directors and business owners. CCAI concentrates its initiatives on sourcing business combination opportunities in industry sectors that are being fundamentally reshaped by the introduction of advanced technologies, commonly referred to as “Industry 4.0.”

Additional Information and Where to Find It

A full description of the terms of the proposed business combination will be provided in a registration statement on Form S-4 to be filed by CCAI with the SEC that will include a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of CCAI to vote on the business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. CCAI and RealWear urge their investors, shareholders and other interested persons to read, when available, the proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about CCAI, RealWear and the transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of CCAI as of a record date to be established for voting on the proposed business combination. Once available, shareholders of CCAI will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Cascadia Acquisition Corp., 1000 2nd Ave., Suite 1200, Seattle, Washington 98104, Attn: Secretary. The proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or any related transactions, and does not constitute an offer to sell or a solicitation of an offer to buy the securities of CCAI or RealWear, nor will there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Participants in the Solicitation

CCAI and RealWear and their respective directors and executive officers, other members of management, and employees may, under SEC rules, be considered participants in the solicitation of proxies of CCAI’s stockholders with respect to the proposed business combination. Information about the persons who may, under SEC rules, be deemed to be participants in the solicitation of CCAI’s stockholders in connection with the proposed business combination will be set forth in the Registration Statement. Investors and security holders may obtain more detailed information regarding CCAI’s directors and executive officers in CCAI’s filings with the SEC, including CCAI’s Annual Report on Form 10-K filed with the SEC on March 31, 2022. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

1000 SECOND AVENUE, SUITE 1200

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T: 206.436.2550 F: 206.436.2501

www.cascadiaacquisitioncorp.com

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to, statements regarding the proposed business combination, including the timing and structure of the transaction, the proceeds of the transaction, the initial market capitalization of the combined company, the benefits of the transaction and the combined company’s future financial performance, as well as statements about the potential market opportunity, and the development and performance of RealWear’s products. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from CCAI’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event or other circumstances that could give rise to the termination of the business combination agreement, the outcome of any legal proceedings that may be instituted against CCAI or RealWear following announcement of the proposed business combination, the risk that the proposed business combination disrupts RealWear’s business, the ability to recognize the anticipated benefits of the business combination, costs related to the business combination, the amount of redemption requests made by CCAI’s stockholders, changes in applicable laws or regulations, that RealWear will have sufficient capital upon the approval of the proposed business combination to operate as anticipated, the acceptance of micro-display-based personal or near-eye displays in the market of mobile displays, the advancement in technology by other companies, including micro-displays, mobile computing electronics and operating systems, the issuance of patents from RealWear’s currently pending or future patent applications, the sufficiency in scope and strength of RealWear’s existing or future patents, the access of RealWear to third-party platforms or technologies on terms acceptable to it and other risks and uncertainties, including those to be included under the header “Risk Factors” in the Registration Statement to be filed by CCAI with the SEC and those included under the header “Risk Factors” in CCAI’s most recent Annual Report on Form 10-K. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. Except as otherwise required by applicable law, CCAI and RealWear disclaim any duty to update any forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Contacts:

Jamie Boyd

Chief Executive Officer

Cascadia Acquisition Corp.

T: +1 206 436 2550

jboyd@cascadiaacquisitioncorp.com

Aaron Cohen

RealWear, Inc.

T: +1 415-819-7791

aaron@realwear.com

[i]	As of September 30, 2022
ii	Source: ABI Research
iii	Unaudited

1000 SECOND AVENUE, SUITE 1200

SEATTLE, WA 98104

T: 206.436.2550 F: 206.436.2501

www.cascadiaacquisitioncorp.com